UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2) IRIDEX Corporation (Name of Issuer) Common Stock, $.01 Par Value (Title of Class of Securities) 462684101 (CUSIP Number)

June 30, 2008 (Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 462684101 1 NAME OF REPORTING PERSON:

Nationwide Fund Advisors

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /_/

(b) /_/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5	SOLE VOTING POWER	0
6	SHARED VOTING POWER	0

7	SOLE DISPOSITIVE POWER	0

8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		0%
12	TYPE OF REPORTING PERSON
		IA

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Item 1.

(a)	Name of Issuer: IRIDEX Corporation.

(b)	Address of Issuer’s Principal Executive Office: 1212 Terra Bella Avenue, Mountain View, CA 94043-1824.

Item 2.

(a)	Name of Person Filing: Nationwide Fund Advisors (“NFA”)

(b)	Address of Principal Business Office or, if none, Residence:

1200 River Road
Suite 1000
Conshohocken, PA 19428

(c)	Citizenship: Delaware

(d)	Title of the Class of Securities: Common Stock, $.01 par value

(e)	CUSIP number: 462684101

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with § 240.13d- 1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

     In accordance with Securities and Exchange Commission Release No. 34-39538 (Jan. 12, 1998), this statement on Schedule 13G is being filed by NFA as a separate business unit or division of its ultimate parent

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entity, Nationwide Mutual Insurance Company. NFA, acting as a separate business unit or division for purposes of Regulation 13D-G, exercises voting and investment powers independently from other business units or divisions of Nationwide Mutual Insurance Company.

     The securities reported herein are beneficially owned by one or more open-end investment companies which are advised by NFA, a registered investment adviser. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934, this Schedule 13G shall not be construed as an admission that NFA, or any other person, is the beneficial owner of any securities covered by this statement.

	a.	Amount beneficially owned:	0
	b.	Percent of class	0%
	c.	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote:			0
ii.	Shared power to vote or to direct the vote:			0
iii.	Sole power to dispose or to direct the disposition of:			0
iv.	Shared power to dispose or to direct the disposition of:			0
Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report that fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10.

Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONWIDE FUND ADVISORS

By: /s/Joseph Finelli Name: Joseph Finelli Title: Senior Vice President Date: November 10, 2008

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